

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re:** **China Forestry Industry Group, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed March 11, 2011**
> **File No. 000-52843**

Dear Mr. Bai:

    We issued comments to you on the above captioned filing on April 1, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 8, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by June 8, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

    You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551- 3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for

                                        Larry Spirgel
                                        Assistant Director

cc: Sent via facsimile to (202) 354-4848
        Dawn Bernd-Schulz, Esq.
        Pillsbury Winthrop Shaw Pittman LLP